EXHIBIT 99.1

FOR FURTHER INFORMATION CONTACT:
Kay Osbourn
Chief Financial Officer
(512) 837-7100
PR@citizensinc.com

FOR IMMEDIATE RELEASE
August 7, 2014

Citizens, Inc. Reports Second Quarter three and six months 2014 Results
Investor Conference Call Scheduled for August 8, 2014, at 9:00 a.m. CDT

AUSTIN, TEXAS (August 7, 2014) – Citizens, Inc. (NYSE: CIA) reported results today for the three and six months ended June 30, 2014.

Rick D. Riley, Vice Chairman and President, said, "We are reporting an increase in premium sales revenue of 5.7% and 5.4% for the three and six months ended June 30, 2014 as well as continued improvement in investment yields and income as we steadily move up from the historical low interest rate levels from the prior years. Claim and surrenders remained flat for the three months as we experienced a claims reported increase in both insurance segments while lower surrenders in the life segment muted the impact overall. For the six months ended June 30, 2014 our reported claims were up by 5.3% with increases in both the life and home service insurance segments yet reported amounts were within expected levels."

Riley added, “Our investment income increased 8.8% and 13.2% for the current three and six months compared to the same periods in 2013, as the portfolio yield climbed to 4.21% compared to 4.11% for the full year of 2013 and 4.03% for the six months ended June 30, 2013. Interest on policyholder loans also contributed positively to this improvement as policy loans increased 6.4% from year end 2013."

“Book value per share of Class A common stock was $5.30 at June 30, 2014."

FOR THE PERIODS ENDED JUNE 30,	Q2 2014	Q2 2013	2014	2013
(Unaudited, In thousands, except for per share amounts)
Premiums	$46,329	43,834	89,342	84,774
Net investment income	10,083	9,265	19,989	17,654
Net realized investment gains (losses)	(73)	82	(129)	113
Total revenue	56,502	53,608	109,534	103,154
Net income applicable to common stock	1,150	1,307	2,347	2,163
Net income per diluted share of Class A common stock	0.03	0.03	0.05	0.05
Diluted weighted average shares of Class A common stock	49,080	49,080	49,080	49,080
Operating income	$1,197	1,254	2,431	2,090

"We closed the acquisition of Magnolia Guaranty Life Insurance Company ("MGLIC") on March 7, 2014 and as of June 30, 2014 its assets totaled $12.7 million, liabilities $7.1 million and stockholders equity $5.6 million. We continue to anticipate this entity will account for approximately $0.3 million of additional net income for the full year of 2014. We are currently integrating MGLIC into our insurance administration system as we work to streamline overall operational expenditures. MGLIC is included in our home service business segment as a wholly owned Security Plan Life Insurance Company subsidiary."

Reconciliation of Net Income to Operating Income (a non-GAAP measure)

FOR THE PERIODS ENDED JUNE 30,	Q2 2014	Q2 2013	2014	2013
(Unaudited, In thousands)
Net income	$1,150	1,307	2,347	2,163
Items excluded in the calculation of operating income:
Net realized investment (gains) losses	73	(82)	129	(113)
Pre-tax effect of exclusions	73	(82)	129	(113)
Tax effect at 35%	(26)	29	(45)	40
Operating income	$1,197	1,254	2,431	2,090

Non-GAAP Financial Measures - The table above reconciles Net Income to Operating Income. Operating Income is a "Non-GAAP" financial measure that is widely used in our industry to evaluate the performance of underwriting operations. Operating Income excludes the after-tax net effects of Net Realized Investment Gains and Losses. We believe it presents a useful view of the performance of our insurance operations. While we believe disclosure of certain Non-GAAP information is appropriate, you should not consider this information without also considering the information we present in accordance with GAAP.

INSURANCE OPERATIONS

t
Life Insurance – Our Life Insurance segment primarily issues ordinary whole life insurance and endowments in U.S. Dollar-denominated amounts to foreign residents in approximately 30 countries through independent marketing consultants, and domestically through independent marketing firms and consultants across the United States.

o
Premiums – Life insurance premium revenues increased for the three and six months of 2014, primarily from higher international renewal premiums, as we continue to experience strong endowment sales and persistency.  First year premiums decreased 7.4% for the three months but increased 2.7% for the six months ended June 30, 2014 compared to the same periods in 2013. The endowment to age sixty-five and the twenty-year endowment continue to be the preferred products internationally. Venezuela, Colombia and Taiwan which have been our top three producing countries, all showed premium growth for the six months ended June 30, 2014 compared to the same period in 2013.

o
Benefits and expenses – Future policy benefit reserves increased as endowment products accumulate higher reserve balances on the front end when compared to whole life products. Commission expense increased comparatively as first year sales expanded and renewal premium remained strong. Death claims increased for the three months ended June 30, 2014 by 12.8% due to higher reported claims and is up 9.6% year to date in 2014 compared to 2013. Surrender expense was down by 12.6% for the three months ended June 30, 2014 but up 3.0% for the six months ended in 2014 compared to 2013 levels for the same period. Our overall surrenders have remained at a level totaling approximately 0.6% of in force with a large portion related to policies that have passed the surrender charge period, which is typically fourteen years.

t
Home Service – Our Home Service Insurance segment provides pre-need and final expense ordinary life insurance and annuities to middle and lower income individuals, primarily in Louisiana, Mississippi and Arkansas.  Our policies in this segment are sold and serviced through funeral homes and a home service marketing distribution system utilizing employees and independent agents.

o
Premiums – Home service premiums increased 7.1% and 5.3% for the three and six months in 2014 compared to 2013 primarily due to the added premium associated with the MGLIC acquisition of $0.7 million and $0.9 million. We expect this acquisition will benefit our Home Service segment through enhanced marketing opportunities in Mississippi.

o
Benefits and expenses – Claims and surrenders increased by 5.2% and 4.2% for the three and six months in 2014 compared to 2013, due primarily to increased death claims reported in both current periods. In 2013, we experienced increased weather-related property claims, which was not the case in 2014, therefore current property claims are lower on a comparative basis by 17.9% and 26.3% for the three and six months ended June 30, 2014 to 2013. This segment reported increased amortization of deferred acquisition costs, as we experienced higher policy lapses in the current year. Additionally, the inclusion of MGLIC results affected comparability.

The non-insurance segment represents the administrative support entities to the insurance operations whose revenues are primarily intercompany and have been eliminated in consolidation under GAAP.

INVESTMENTS

t	Invested assets – Total invested assets continued to increase from year-end 2013 as new premium revenues were invested primarily in fixed maturity bonds and policy loans rose.

o	Fixed maturity securities represented 83.6% of invested assets and cash at June 30, 2014, compared to 83.9% at year-end 2013.

o
Equity security holdings increased to $56.6 million at June 30, 2014 from $47.3 million at year-end 2013 with the increase primarily from the MGLIC acquisition and additional purchases in mutual funds in the current quarter. The majority of our equity holdings are bond mutual funds.

o
Cash and cash equivalents represented 5.4% of total cash, cash equivalents and invested assets at June 30, 2014, down from 5.5% at year-end 2013, reflecting the timing of calls of securities owned and of investment and reinvestment of new premium revenues and other available funds.

t
Investment income – Net investment income increased 8.8% and 13.2% for the three and six months ended June 30, 2014 compared to the same periods in 2013, primarily due to an increase in overall yield on invested assets and from overall asset growth from premium collections received and invested in fixed maturity bonds.  In addition, our policy loan asset balance rose by 6.4% during the six months in 2014, resulting in policy loan income increase as a component of investment income.

o	Yield – Average annualized yield was 4.21% for the six months ended in 2014 compared to 4.11% for the full year of 2013 and 4.03% for the six months ended June 30, 2013.

o	Duration – The average maturity of the fixed income bond portfolio was approximately12 years with an estimated effective maturity of 7 years as of June 30, 2014.

t
Realized investment gains (losses) - During the three months ended June 30, 2014 the Company sold two bond mutual fund issues totaling $11.1 million for a net loss of $0.1 million as the current investment environment resulted in a change in our intent to hold certain U.S. Government backed funds. We reinvested these proceeds into more attractive bond mutual funds for expected improvement in yields.

INVESTOR CONFERENCE CALL

On Friday, August 8, 2014, Citizens will host a conference call to discuss operating results at 9:00 a.m. Central Time.  The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team.  To participate, please dial 888-427-9411 and ask to join the Citizens, Inc. call.  We recommend accessing the call three to five minutes before the call is scheduled to begin.  A recording of the conference call will be available on Citizens' website at www.citizensinc.com in the Investor Relations section under SEC Filings & News Releases following the call.

ABOUT CITIZENS, INC.

Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA.  The Company utilizes a three-pronged strategy for growth based upon worldwide sales of U.S. Dollar-denominated whole life cash value insurance policies, life insurance product sales in the U.S. and the acquisition of other U.S. based life insurance companies.

SAFE HARBOR

Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2013, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management.  The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations.  The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES Consolidated Statements of Comprehensive Income (In thousands, except per share amounts)

	Three Months Ended June 30,
	2014		2013
	(Unaudited)
Revenues:
Premiums:
Life insurance		$44,667		42,223
Accident and health insurance		390		406
Property insurance		1,272		1,205
Net investment income		10,083		9,265
Realized investment gains (losses), net		(73)		82
Other income		163		427
Total revenues		56,502		53,608
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders		16,668		16,660
Increase in future policy benefit reserves		19,979		17,896
Policyholders' dividends		2,412		2,235
Total insurance benefits paid or provided		39,059		36,791
Commissions		10,403		10,429
Other general expenses		7,448		7,342
Capitalization of deferred policy acquisition costs		(7,423)		(7,672)
Amortization of deferred policy acquisition costs		4,893		4,363
Amortization of cost of customer relationships acquired		614		560
Total benefits and expenses		54,994		51,813
Income before federal income tax		1,508		1,795
Federal income tax expense		358		488
Net income		1,150		1,307
Per Share Amounts:
Basic earnings per share of Class A common stock	$0.03		0.03
Basic earnings per share of Class B common stock	0.01		0.01
Diluted earnings per share of Class A common stock	0.03		0.03
Diluted earnings per share of Class B common stock	0.01		0.01
Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during period		12,296		(25,544)
Reclassification adjustment for (gains) losses included in net income		73		(73)
Unrealized gains (losses) on available-for-sale securities, net		12,369		(25,617)
Income tax expense (benefit) on unrealized gains (losses) on available-for-sale securities		4,340		(8,953)
Other comprehensive income (loss)		8,029		(16,664)
Comprehensive income (loss)		$9,179		(15,357)

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES Consolidated Statements of Comprehensive Income (In thousands, except per share amounts)

	Six Months Ended June 30,
	2014		2013
	(Unaudited)
Revenues:
Premiums:
Life insurance		$86,064		81,637
Accident and health insurance		741		755
Property insurance		2,537		2,382
Net investment income		19,989		17,654
Realized investment gains (losses), net		(129)		113
Other income		332		613
Total revenues		109,534		103,154
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders		33,125		31,466
Increase in future policy benefit reserves		37,677		34,855
Policyholders' dividends		4,514		4,309
Total insurance benefits paid or provided		75,316		70,630
Commissions		20,313		19,487
Other general expenses		13,950		14,041
Capitalization of deferred policy acquisition costs		(14,491)		(14,034)
Amortization of deferred policy acquisition costs		10,102		8,989
Amortization of cost of customer relationships acquired		1,145		1,138
Total benefits and expenses		106,335		100,251
Income before federal income tax		3,199		2,903
Federal income tax expense		852		740
Net income		2,347		2,163
Per Share Amounts:
Basic earnings per share of Class A common stock	$0.05		0.05
Basic earnings per share of Class B common stock	0.02		0.02
Diluted earnings per share of Class A common stock	0.05		0.05
Diluted earnings per share of Class B common stock	0.02		0.02
Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during period		26,392		(25,448)
Reclassification adjustment for (gains) losses included in net income		105		(104)
Unrealized gains (losses) on available-for-sale securities, net		26,497		(25,552)
Income tax expense (benefit) on unrealized gains (losses) on available-for-sale securities		9,294		(8,926)
Other comprehensive income (loss)		17,203		(16,626)
Comprehensive income (loss)		$19,550		(14,463)

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position
(In thousands)

	June 30,	December 31,
	2014	2013
	(Unaudited)
Assets:
Investments:
Fixed maturities available-for-sale, at fair value	$663,501	605,256
Fixed maturities held-to-maturity, at amortized cost	228,948	227,696
Equity securities available-for-sale, at fair value	56,637	47,259
Mortgage loans on real estate	650	671
Policy loans	52,001	48,868
Real estate held for investment	8,218	8,440
Other long-term investments	44	45
Short-term investments	—	—
Total investments	1,009,999	938,235
Cash and cash equivalents	57,437	54,593
Accrued investment income	12,877	12,251
Receivable for securities	—	—
Reinsurance recoverable	4,730	4,394
Deferred policy acquisition costs	150,891	146,691
Cost of customer relationships acquired	24,624	23,374
Goodwill	17,306	17,160
Other intangible assets	976	851
Federal income tax receivable	—	—
Property and equipment, net	6,513	6,662
Due premiums, net	10,080	11,209
Prepaid expenses	1,995	95
Other assets	1,038	765
Total assets	$1,298,466	1,216,280

(Continued)

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position, Continued
(In thousands)

	June 30,	December 31,
	2014	2013
	(Unaudited)
Liabilities:
Policy liabilities:
Future policy benefit reserves:
Life insurance	$876,228	834,269
Annuities	56,489	55,485
Accident and health	1,217	1,250
Dividend accumulations	14,677	13,662
Premiums paid in advance	34,700	32,560
Policy claims payable	10,733	9,488
Other policyholders' funds	7,099	7,982
Total policy liabilities	1,001,143	954,696
Commissions payable	2,377	2,562
Federal income tax payable	645	590
Deferred federal income tax	10,501	1,704
Payable for securities in process of settlement	6,103	—
Other liabilities	12,338	10,919
Total liabilities	1,033,107	970,471

Stockholders' equity:
Class A, common stock	259,383	259,383
Class B, common stock	3,184	3,184
Accumulated deficit	(10,195)	(12,542)
Accumulated other comprehensive income:
Unrealized gains on securities, net of tax	23,998	6,795
Treasury stock, at cost	(11,011)	(11,011)
Total stockholders’ equity	265,359	245,809
Total liabilities and stockholders’ equity	$1,298,466	1,216,280